Exhibit 99.2

Notes to Footnote 3:

The shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") and Common Stock ("Common Stock") described in this Form 4 are held by Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP (collectively, the "Friedman Fleischer & Lowe Funds") in the amounts set forth below. An allocation of shares is listed below for each transaction described herein. The Friedman Fleischer & Lowe Funds are each controlled by Friedman Fleischer & Lowe GP, LLC, their general partner. Accordingly, Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP may be deemed to beneficially own each other's shares of Series A Preferred Stock and Common Stock. Tully M. Friedman and Christopher A. Masto are, respectively, Senior Managing Member and Managing Member of Friedman Fleischer & Lowe GP, LLC, and may be deemed to beneficially own the shares of Series A Preferred Stock and Common Stock owned by the Friedman Fleischer & Lowe Funds. The reporting persons disclaim beneficial ownership of any shares in which they do not have a pecuniary interest.
Holder	Shares of Series A Preferred Stock Converted, 12/23/03	Shares of Common Stock Sold, 12/23/03	Shares of Common Stock Directly Owned Following Sale
Friedman Fleischer & Lowe Capital Partners, LP	47,839.63*	4,574,549	20,541,256.75
FFL Executive Partners, LP	865.42*	82,753	371,592.50

* After the conversion of the shares of Series A Preferred Stock by the reporting persons on December 23, 2003, the Company renamed its Class B-1 Voting Common Stock as Common Stock, and the Common Stock split 525-for-1 in the form of a stock dividend of 524 shares for each outstanding share, as described in Footnote 4 to Form 4. The share information provided by this figure is reported as of the time of the conversion and as such does not reflect this stock split. The information listed in other entries in this table gives effect to this 525-for-1 stock split.